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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                        (Amendment No.    2  )*


                       Publix Super Markets, Inc.
                       --------------------------
                           (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                  ---------------------------------------
                     (Title of Class of Securities)


                                 None
                             -------------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement.__(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                   Page 1 of 4


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                                  SCHEDULE 13G
CUSIP No.    None                                         Page  2  of  4  Pages
          ----------                                           ---    ---



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Profit Sharing Plan
         59-1697200

2        Check the Appropriate Box if A Member of a Group*

                                                                     (a)____

                                                                     (b)_X__

3        SEC Use Only



4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                        5     Sole Voting Power             22,300,000
Beneficially
Owned By                      6     Shared Voting Power
Each
Reporting                     7     Sole Dispositive Power        22,300,000
Person
With                          8     Shared Dispositive Power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         22,300,000


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         10.29%


12       Type of Reporting Person*

         EP


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Continuation of Schedule 13G                                  Page 3 of 4 Pages
-------------------------------------------------------------------------------


This statement is the second amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by Hoyt R. Barnett as Trustee of the Publix Super Markets, Inc. Profit Sharing Plan & Trust.

The undersigned hereby amends Item 4 of the initial statement to read as follows.




Item 4.  Ownership.
-------------------

As of March 26, 1999, the Publix Super Markets, Inc. Profit Sharing Plan was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 22,300,000 shares of the Company's common stock or approximately 10.29% of the total outstanding shares of the Company's common stock.

For information concerning the exercise of voting and investment power in respect of shares of the Company's common stock held by the Plan, see "Item 6. Ownership of Five Percent or More on Behalf of Another Person."

Changes that have occurred since the filing of the first amendment to Schedule 13G in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Profit Sharing Plan and Trust is a result of the purchase of 1,100,000 shares from the Company on March 26, 1999 at $46.50 per share.



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Continuation of Schedule 13G                                  Page 4 of 4 Pages
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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the Plan, the Plan hereby certifies that the information set forth in this Schedule is true, complete and correct and that the Plan has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                           PUBLIX SUPER MARKETS, INC.
                           PROFIT SHARING PLAN



                           By:    /s/ Hoyt R. Barnett
                                 -------------------------------
                                 Hoyt R. Barnett, Trustee



Date:  April 7, 1999